Trinity Mirror plc

12g3-2(b)

07026126

8 August 2007

RECEIVED
AUG 16 2007
SEC MAIL PROCESSING SECTION
WASH, D.C. 160

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

K Harris

Lorraine Harris
Assistant Company Secretary

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

encs.

dlw 8/22

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

RNS: 05483

The Company has today received notification from Capital Group International, Inc. on behalf of its subsidiary companies, Capital Guardian Trust Company (USA), Capital International, Inc.(USA & Singapore), Capital International Limited (UK), Capital International S.A. (Switzerland), and Capital International KK (Japan) that they have in-direct interests in 11,431,905 Trinity Mirror plc Ordinary Shares, representing 3.898% of the issued share capital.

END

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